SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of announcement: 30 July 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                                                                                                                                                                                                                                                                        30 July 2015
BT GROUP PLC

                                               RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2015

BT Group plc (BT.L) today announced its results for the first quarter to 30 June 2015.

		First quarter to 30 June 2015
		£m	Change
Revenue1		4,278	(2)%
Change in underlying revenue2 excluding transit			0%
EBITDA1		1,449	1%
Profit before tax	- adjusted1	694	9%
	- reported	632	16%
Earnings per share	- adjusted1	6.7p	3%
	- reported	6.1p	9%
Normalised free cash flow3		106	£(16)m
Net debt		5,819	£(1,260)m

Gavin Patterson, Chief Executive, commenting on the results, said:
"This is an exciting time at BT.  We continue to invest heavily in our superfast fibre broadband network.  It now reaches around 80% of all UK premises and we will work with government to help take fibre broadband to 95% of the country by the end of 2017.  Our technical trials of ultrafast broadband using G.fast are progressing well; we're on target to start large-scale customer trials this summer.

"Our mobile plans have got off to a good start with more than 100,000 consumer mobile customers signed up in the first three months.  We're also looking forward to completing our acquisition of EE, which will allow us to create a true UK digital champion, providing customers with greater choice and value and helping to deliver the UK's connected future.

"We're launching BT Sport Europe in the next few days, the new home of UEFA Champions League football, which is free for our BT TV customers.  We are also leading the way on Ultra HD TV.  Our BT Sport Ultra HD channel will be the first live sports channel in Europe offering picture quality four times that of normal high definition.

"We have also invested further in improving customer service and Openreach is running ahead of all 60 minimum service levels set by Ofcom for this year.  And we are engaging with Ofcom as part of its Strategic Review of Digital Communications which offers scope for deregulation and the potential to create a more level playing field in pay-TV.

"The investments we are making in our business and customer service are building a strong platform for growth.  And our financial results show we're on track to achieve our outlook for the full year."

Key points for the quarter:
•	Underlying revenue2 excluding transit was flat, an improvement on the 1.3% decline last quarter
•	Underlying operating costs4 excluding transit down 1%
•	EBITDA1 up 1% and earnings per share1 up 3%
•	Superfast fibre broadband available to more than 23m premises, around 80% of the UK
•	20% superfast fibre broadband take-up; new base-case assumption of reaching 28% penetration

1 Before specific items.  Specific items are defined on page 3
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
4 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals, and is before depreciation and amortisation

GROUP RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2015

	First quarter to 30 June
	2015	2014	Change
	£m	£m	%
Revenue
- adjusted1	4,278	4,354	(2)
- reported	4,360	4,354	0
- change in underlying revenue2 excluding transit			0
EBITDA
- adjusted1	1,449	1,435	1
- reported	1,442	1,391	4
Operating profit
- adjusted1	821	783	5
- reported	814	739	10
Profit before tax
- adjusted1	694	638	9
- reported	632	546	16
Earnings per share
- adjusted1	6.7p	6.5p	3
- reported	6.1p	5.6p	9
Capital expenditure	658	516	28
Normalised free cash flow3	106	122	(13)
Net debt	5,819	7,079	£(1,260)m

Note: In the first quarter to 30 June 2015, reported revenue and operating costs include transit revenue and costs of £82m, being the impact of ladder pricing agreements relating to prior years following a Supreme Court judgment last year.

Line of business results1

	Revenue			EBITDA			Free cash flow3
First quarter to 30 June	2015	2014	Change	2015	2014	Change	2015	2014	Change
	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,543	1,647	(6)	190	213	(11)	(292)	(337)	13
BT Business	749	762	(2)	240	240	0	116	190	(39)
BT Consumer	1,074	1,046	3	254	238	7	211	227	(7)
BT Wholesale	530	525	1	140	126	11	117	11	n/m
Openreach	1,249	1,245	0	639	624	2	270	298	(9)
Other and intra-group items	(867)	(871)	0	(14)	(6)	(133)	(316)	(267)	(18)
Total	4,278	4,354	(2)	1,449	1,435	1	106	122	(13)

1 Before specific items
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
n/m = not meaningful

Notes:

1.
The commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items.  Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence.  In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.  Specific items may not be comparable to similarly titled measures used by other companies.  Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported net finance expense, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

2.
Trends in underlying revenue, trends in underlying operating costs, and underlying EBITDA are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items.  We focus on the trends in underlying revenue and underlying operating costs excluding transit as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

Enquiries

Press office:
Ross Cook                                                                                                             Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                                                    Tel: 020 7356 4909

We will hold a conference call for analysts and investors at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

We are scheduled to announce the second quarter and half year results for 2015/16 on Thursday 29 October 2015.

About BT

BT's purpose is to use the power of communications to make a better world.  It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

 http://www.rns-pdf.londonstockexchange.com/rns/5020U_-2015-7-29.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 30 July 2015